Exhibit 3-5

CERTIFICATE OF AMENDMENT OF THE CERTIFICATE OF INCORPORATION
OF
ENERGY EAST CORPORATION
Under Section 805 of the
Business Corporation Law

            The undersigned, being the Vice President, Treasurer & Secretary of Energy East Corporation, a New York corporation, hereby certifies:

            FIRST.             The name of the corporation is Energy East Corporation. The name under which the corporation was originally formed was NGE Resources, Inc.

            SECOND.       The Certificate of Incorporation of the corporation was filed by the Department of State on September 23, 1997.

            THIRD.           The Certificate of Incorporation is amended to effect the following amendments authorized by the Business Corporation Law of the State of New York, namely: Article 4(B)(1) is amended to remove cumulative voting in the election of directors and Article 7 is amended to remove the classification of directors.

            FOURTH.       Article 4(B)(1) of the Certificate of Incorporation, relating to the Common Stock of the corporation, is amended to read in its entirety as follows:

(1)        Common Stock

            Each share of Common Stock shall have one vote. Subject to any voting rights which may vest in holders of Preferred Stock under the provisions of any series of Preferred Stock established by the Board of Directors pursuant to authority herein provided and except as otherwise provided by law, the exclusive voting power for all purposes shall be vested in the holders of Common Stock. Subject to the rights of the holders of Preferred Stock under the provisions of any series of Preferred Stock established by the Board of Directors pursuant to authority herein provided, the holders of Common Stock shall be entitled to receive such dividends, in cash, securities, or property, as may from time to time be declared by the Board of Directors. In the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, after payment or provision for payment shall have been made of the amounts to which the holders of Preferred Stock shall be entitled under the provisions of any series of Preferred Stock established by the Board of Directors pursuant to authority herein provided, the holders of Common Stock shall be entitled, to the exclusion of the holders of the Preferred Stock of any series, to share ratably, according to the number of shares held by them, in all remaining assets of the Corporation available for distribution.

            FIFTH.           Article 7 of the Certificate of Incorporation of the corporation, relating to the classification of the board of directors of the corporation, is amended to read in its entirety as follows:

            7.        The directors shall be elected to hold office for terms expiring at the next annual meeting of stockholders and until their successors have been elected and qualified.

            SIXTH.          The foregoing amendments to the Certificate of Incorporation of the corporation were authorized at a meeting of the Board of Directors at which a quorum was present and at a subsequent meeting of stockholders by the vote of a majority of the outstanding shares of Common Stock entitled to vote thereon.

            IN WITNESS WHEREOF, the undersigned has signed this Certificate of Amendment this 18th day of June, 2004.

ENERGY EAST CORPORATION
/s/Robert D. Kump Robert D. Kump Vice President, Treasurer & Secretary